SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a -16 or 15d -16 of
the Securities Exchange Act of 1934
Report on Form 6-K for October 16, 2006
Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa
(Name and address of registrant’s principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)
Form 20-F      X Form 40-F _____

Enclosures:   SENS announcement October 16, 2006: Appointment of
Mr H G Dijkgraaf as non-executive Director

Sasol Limited - Appointment of Director
(Incorporated in South Africa)
(Registration number: 1979/003231/06)
ISIN Code: ZAE000006896
Share Code: SOL
NYSE Code: SSL
("Sasol")
Appointment of Mr Hendrik George (Henk) Dijkgraaf as Non-Executive
Director
Sasol is pleased to announce the appointment of Mr Henk Dijkgraaf as a non-executive director with immediate effect.
Mr Henk Dijkgraaf, a Dutch citizen and resident in the Netherlands, retired as the Chief Executive Officer of Gasunie Trade and Supply
BV during September 2006 and held various positions in the Royal
Dutch Shell group between 1972 and 2003 in the Netherlands, Malaysia,
Gabon, Syria and the United Kingdom including the positions of
Country Chairman and Gas Business Director, The Netherlands (1999 –
2003), Director Business Development, Shell Exploration and
Production (1997 – 1998) and Chief Executive, Gas, Power and Coal,
London (1995 – 1997).
Mr Dijkgraaf holds a Mining Engineering degree from Delft University and is a member of the Board of the Royal Tropical Institute and the
Dutch Taskforce for Energy Transition.
The Chairman of Sasol, Mr P V Cox, said: “I am pleased to welcome
Henk Dijkgraaf to the board. Henk will significantly enhance the knowledge and experience of our non-executive directors in the industries in which Sasol operates globally.”
16 October 2006
Johannesburg
Issued by sponsor: Deutsche Securities (SA) (Proprietary) Limited

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Sasol Limited, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Date: October 16, 2006
By:
/s/ N L Joubert
Name: Nereus Louis Joubert
Title:    Company Secretary